China Health Industries Holdings, Inc.
168 Binbei Street
Songbei District, Harbin City
People's Republic of China

November 8, 2010
BY EDGAR AND BY FACSIMILE (202) 772-9198

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Mr. Jim B. Rosenberg, Division of Corporation Finance

Re:	China Health Industries Holdings, Inc.
Form 10-K for the Year Ended June 30, 2009
Filed on October 27, 2009, as amended on November 11, 2009, November 13, 2009 and December 22, 2009
File No. 000-51060

Ladies and Gentlemen:

    China Health Industries Holdings, Inc. (the “Company”) is in receipt of the staff's letter of comment dated October 25, 2010 on the above-referenced filings. Set forth below are the Company's responses to such comments. The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the comment letter.

General

1.
In your response letter dated March 23, 2010, you stated that you would include additional disclosure in a Form 10K/A regarding comments 1, 4, 6, 7 (as revised in your response Letter dated July 26, 2010), 8 and 16. It does not appear that you have filed this Form 10-K/A nor have you included revised disclosure that complies with the prior comments in your Form 10-K for your fiscal year ended June 30. 2010. Please amend your Form 10-K for your fiscal year ended June 30, 2010 and confirm that you will provide similar disclosure in future filings.

Response:

    Duly noted. We will file Amendment No. 4 to our Annual Report on Form 10-K, filed on October 29, 2009, to include the additional disclosure regarding comments 1, 4, 6, 7, 8 and 16 in our response letter dated March 23, 2010. We will also include revised disclosure that complies with the prior comments in our Form 10-K for our fiscal year ended June 30, 2010 once we have cleared all the comments to the 10-K and provide similar disclosure in future filings.

2.
In your response letter dated March 23, 2010, you stated that you would file copies of various agreements that you reference in comments 2, 3, 5 and 17 through 20 in a Form 10-K/A. You have not filed copies of these agreements. Please amend your Form 10-K for your fiscal year ended June 30, 2010 to file copies of these agreements.

Response:

    Duly noted. We will file copies of these agreements as exhibits in Amendment No. 2 to our Annual Report on Form 10-K for the fiscal year ended June 30, 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

3.	Please refer to prior comment four. Please amend your Form 10-K for the year ended June 30, 2010 to revise your disclosure to explain the following terminology:

•	Matching of costs with revenues “as long as it is reasonable to do so.” Explain and quantify those circumstances that result in costs not being matched with revenues.

•
Calculation of cost of production based on “actual situation by products.” Explain the circumstances that cause variations in your calculation of cost of production. Quantify the impact resulting from these variations.

Response:

    Duly noted. Our costs always match with revenues. There have been no circumstances that resulted in costs not being matched with revenues. Our calculation of cost of production is based on actual number of products manufactured. We have not encountered any circumstances that cause variations in our calculation of cost of production.

    We propose to make the following underlined change:

(5) Cost

    Matching Principle-Costs have to be matched with revenues and ~~as long as it is reasonable to do so~~our costs always match with revenue. Cost of production is calculated based on actual ~~situation by~~ number of products manufactured and ~~be~~ matched with revenues as long as it is reasonable to do so. There has been no change in our calculation of cost of production. There are no circumstances that cause variations in our calculation of cost of production. Expenses are recognized not when the product is produced, but when the work or the product actually makes its contribution to revenue. Only if no connection with revenue can be established, cost may be charged as expenses to the expenses to the current period (e.g. office salaries and other administrative expenses). This principle allows greater evaluation of actual profitability and performance.

4.
Please refer to prior comment five. We were unable to locate your breakdown of revenues and costs of goods sold between those products that you manufacture and those products that you package only. Please tell us where you provided this information in your Forma 10-K for the year ended June 30, 2010 or amend it to revise your disclosure. In addition, your inventory turnover increased from 5.4 times in 2008 to 32.37 times in 2009 to 109.3 times in 2010. Describe in your amended filing those factors that allowed you to maintain such a low level of inventory during this period, when your cost of production increased from $578,129 in 2008 to $20.2 million in 2010. For example, in a production process that is predominantly packaging in nature, inventory could be held by suppliers, allowing you to manufacture according to customer demand.

Response:

Duly noted.

Currently we do not package products that are not manufactured by us. We propose to remove the disclosure regarding breakdown of revenues and costs of goods sold between those products that we manufacture and those products that we only package.

~~Below is a quantification of the revenues and costs of goods sold for each period presented for those products that we manufacture, such as the 19 medical drugs licensed through Huimejia and those products that we only package, such as the health and organic “green” food products.~~

 	~~2008~~		~~2009~~
 	~~Revenue~~	~~Cost~~	~~Revenue~~	~~Cost~~
~~Abalone, Sea cucumber and Frog oil soft capsule~~	~~$355,074~~	~~$223,120~~	~~$1,704,462~~	~~$1,057,340~~
~~Ganoderma lucidum and Aweto Soft Capsules~~	~~$357,364~~	~~$291,509~~	~~$1,681,922~~	~~$1,068,163~~
~~Propolis and Black Ant Capsule~~	 	 	~~$2,191,789~~	~~$705,677~~
~~Waterlilies Soft Capsule(Sailuozhi)~~	 	 	~~$3,144,578~~	~~$960,191~~
~~Colon Cleanser Capsule~~	 	 	~~$2,133,088~~	~~$821,464~~

    Our normal production cycle is three days. An inventory level of two to three days will meet our sales requirement. Therefore we do not have to maintain a high level of inventory. In addition, products with more recent production dates generally sell better than those with earlier production dates. As a result, as long as our it meets our sales requirement, we will try to keep our inventory level as low as possible.

    We propose to make the following disclosure regarding our inventory turnover, with the amendment underlined for your ease of reference:

Total revenues increased by 293% for the year ended June 30, 2010 compared to the same period in 2009.  The $32,138,144 increase in revenue is attributable to strong performances from our sales distribution channels.

Our inventory turnover increased from 32.37 times in 2009 to 109.3 times in 2010. The increase was attributable to our short production cycle which allows us to fulfill sales orders within three days. Therefore an inventory level of two to three days generally met our sales requirement. As our sales volume increases, our inventory turnover increases.

5.
Please refer to prior comment six. Please amend your Forma 10-K for the year ended June 30, 2010 to disclose the capacity of your production facilities as of your most recent balance sheet date and the impact on your production capacity of planned capital investments.

Response:

    Duly noted.

    We propose to make the following disclosure regarding the capacity of our production facilities, with the amendment underlined for your ease of reference:

Solid raw materials are sent to us for grinding and extraction. Once the raw materials have been extracted, they are pelleted or filled into capsules, tablets or whatever form the product takes. They are sent for inner packing and outer packaging and the finished products are then warehoused for onward sales and deliveries.

As of June 30, 2010, our production facilities had a capacity of producing 200,000,000 soft capsules, 200,000,000 hard capsules and 52, 400 kilograms of powder. For the fiscal year 2009, we sold 28,780,260 soft capsules, 91,319,380 hard capsules and 6,288.12 kilograms of powder, which accounted for approximately 14.39%, 45% and 12% of our annual production capacity, respectively. Since we have not fully utilized our production capacity, we do not plan to have any capital investment on our production facilities.

Total revenues increased by 293% for the year ended June 30, 2010 compared to the same period in 2009.  The $32,138,144 increase in revenue is attributable to strong performances from our sales distribution channels.

6.
Please refer to prior comment six. You state that all labor costs are included in manufacturing overhead, which is only 4% of revenue. Please amend your Form 10-K for the year ended June 30, 2010 to describe the factors that have allowed you to maintain such a low level of labor cost. Also, disclose those factors that are reasonably likely to determine whether these labor cost levels will continue in future periods.

Response:

    Most of our labor cost was actually factored into the cost of sales and management, i.e., sales commissions and management bonuses. The labor cost included in our manufacturing overhead is the salaries of our production workers. Due to the inexpensive labor in China, the salaries accounted for a very small portion of our cost of production. Currently we do not foresee any need to hire new workers, thus our labor cost will remain the same.

    We propose to make the following disclosure regarding labor cost, with the amendment underlined for your ease of reference:

Labor cost for our 15 workers in manufacturing and 39 independent workers in packing is reflected in manufacturing overhead. It is carried over to production cost and at the end, to costs of goods sold according to sales quantity. Due to the inexpensive labor in China, the labor cost for our workers in manufacturing and packaging accounted for a very small portion of our cost of production. Currently we do not foresee any need to hire new workers, thus our labor cost will remain the same.

  In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

Sincerely,

By:	/s/ Xin Sun
Xin Sun
Chief Executive Officer

CC: Benjamin Tan, Esq.